03002820

AB 3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18457

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED 2003 WASH. D.C. 165 SECTION

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STOLPER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 WEST BROADWAY, SUITE 1010
(No. and Street)

SAN DIEGO (City) **CALIFORNIA** (State) **92101** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA MALONE **(619) 231-9102**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name)*

3111 CAMINO DEL RIO NORTH, STE, 1150, SAN DIEGO, CALIFORNIA **92108**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/7/03

OATH OR AFFIRMATION

I, **BARBARA MALONE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **STOLPER & CO., INC.**, as of **DECEMBER 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Signature

MANAGING DIRECTOR
Title

Notary Public

VANESSA POPE
Comm. # 1313329
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires July 15, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey & Pullen
Certified Public Accountants

Stolper & Co., Inc.

Statement of Financial Condition
December 31, 2002

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Stolper & Co., Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Stolper & Co., Inc. as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stolper & Co., Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

San Diego, California
January 24, 2003

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

STOLPER & CO., INC.

Statement of Financial Condition
December 31, 2002

ASSETS		
Cash and Cash Equivalents	$	99,315
Capital Preservation Fund (Note 2)		449,611
Accounts Receivable from Clearing Broker		23,768
Accounts Receivable from Affiliated Partnerships (Note 5)		25,573
Investments in Affiliated Partnerships		13,953
Prepaid Expenses		13,029
Property, Equipment, and Improvements, net (Note 3)		82,274
Other Assets		6,007
	$	713,530

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses (Note 6)	$	17,370
Deferred revenue		4,917
Total liabilities		22,287
Commitments and Contingencies (Notes 4 and 8)		
Stockholders' Equity (Notes 7 and 9)		691,243
	$	713,530

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business

Stolper & Co., Inc. (the "Company"), a California corporation, is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company's customers consist primarily of affluent individual investors, corporations, trusts, partnerships, and pension plans located throughout the United States of America.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies is as follows:

Revenue recognition and deferred revenue

Consulting fees, consisting primarily of investment management and advisory services, are billed primarily on a quarterly basis, in advance. The revenue from such services is recognized ratably over the billing period in which the services are to be performed. Deferred revenue represents amounts billed in advance for consulting fees. Commission revenue and related commission expense from securities transactions are recognized as of the trade date.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

The Company maintains its cash accounts in a commercial bank located in California. Accounts at the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company's accounts, at times, may exceed the federally insured limit. The Company has not experienced any losses in such accounts.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Investments in affiliated partnerships

The Company was a general partner in four limited partnerships during the year: Stolper Defensive Growth Partners, LP ("SDGP"), Stolper Pegasus Partners, LP ("SPP"), Stolper Growth Partners, LP ("SGP") and Stolper International, LP ("SIP"). Since the ownership interest in each of these partnerships is less than one percent, they are accounted for using the cost method. In December 2002, SIP was dissolved.

Property, equipment, and improvements

Property, equipment, and improvements are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, which generally range from three to seven years. Leasehold improvements are amortized over the term of the lease or their estimated useful lives.

Income taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and California income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses, and credits. As a result of this election, no federal income taxes have been recognized in the accompanying financial statements. As of December 31, 2002, the Company's reported net assets exceed their tax basis by approximately $41,000. Accordingly, if the election was terminated on that date, a deferred tax liability of approximately $16,400 would be recognized by a charge to income tax expense. California franchise taxes are provided at the greater of a 1.5% rate or a minimum tax of $800.

Note 2. Capital Preservation Fund

The Capital Preservation Fund is a money market mutual fund that invests in U.S. Treasury securities. It is the policy of the Fund to maintain a weighted average maturity of 60 days or less in its underlying securities. The Capital Preservation Fund is stated at market value, which is a constant $1/share.

Note 3. Property, Equipment, and Improvements

Property, equipment, and improvements consist of the following as of December 31, 2002:

Property and equipment	$	387,125
Leasehold improvements		12,964
		400,089
Less accumulated depreciation and amortization		(317,815)
	$	82,274

Note 4. Lease Commitment

The Company leases its office space under a noncancelable operating lease agreement expiring in June 2004. The lease requires the Company to pay all property taxes, insurance, and maintenance plus a monthly rent of approximately $4,900.

The total annual minimum lease commitments at December 31, 2002 under this lease are approximately as follows:

Years ending December 31:		
2003	$	59,300
2004		29,700
	$	89,000

Note 5. Related Parties Transactions

At December 31, 2002, $25,573 was due from affiliated partnerships for management fees.

Note 6. Profit-Sharing Plan

The Company has a profit-sharing plan which is open to all employees with one year of service and who are at least 21 years of age. Contributions are at the discretion of management. The Company's contributions for the year ended December 31, 2002 were based on 20% of qualifying employees' compensation (subject to limits established by the IRS). Contributions included in accounts payable and accrued expenses on the accompanying statement of financial condition were approximately $13,000 at December 31, 2002.

Note 7. Shareholders Agreement

In July 1998, the Company and one of its shareholders entered into an agreement to restrict the transfer of the shares of the Company's common stock. In the event of any purported transfer or other repurchase event, the Company must be notified first in writing. The Company has the right to purchase such shares at the price and on the terms defined in the agreement. In the event the Company does not elect to purchase such shares, the Company will offer such stock to its non-offering shareholder, at the price and on the terms as defined. In such an event, if the Company and non-offering shareholder do not purchase the shares, then each purchaser or transferee is subject to the provisions and restrictions of this shareholders agreement.

Note 8. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

The Company does not anticipate nonperformance by customers of its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the qualifications of the clearing broker with which it conducts business.

Note 9. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $538,402 which was $533,402 in excess of its required net capital of $5,000. At December 31, 2002, the Company's net capital ratio was .03 to 1.

Note 10. Commission Revenue Agreement

The Company earns commission revenue under an agreement with a securities broker whereby the broker acts as a clearing agent for the Company's customer securities transactions. The agreement contains certain covenants with which the Company must comply, including requirements to maintain minimum net capital of not less than $50,000 in excess of the minimum net capital requirement per Rule 15c3-1, and to maintain at least $500,000 of blanket brokers' indemnity bond insurance covering any and all of its employees, agents, and partners.